FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 7, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces New Appointments In Top Management

February 7, 2019

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading Russian telecommunications operator and digital service provider in Russia, announces that the Board of Directors of MTS has approved a number of appointments to senior management. These appointments include:

•                  Kirill Dmitriev, Vice President, Digital Solutions for Home;

•                  Inessa Galaktionova, Vice President, Sales and Customer Service.

Alexey Kornya, President and Chief Executive Officer, MTS, commented, “With the increasing digitization of households, we are able to develop innovative digital products that can materially enhance people’s quality of life. MTS’ potential to converge both fixed and mobile services, combined with the extensive expertise of our subsidiary MGTS, the country’s largest local wire communications operator, provides us with a unique product development capability. MTS is ideally positioned for growth in this market thanks to our own IoT infrastructure, accumulated experience in the convergence of different services and an ever increasing consumer demand for new services. We therefore decided to create a dedicated business unit for Digital Solutions for Home under a supervising Vice President. I am confident that MTS’ tech capability, combined with Kirill’s extensive experience and market knowledge, will allow us to create superior and innovative products that will open ever more opportunities to our customers.”

“We are also delighted to welcome Inessa, who joins as our new Vice President for Sales and Customer Service. We have no doubt that Inessa’s wealth of marketing experience, proven leadership skills and extensive management capabilities will greatly strengthen our team. Inessa will be instrumental in identifying new growth opportunities in retail development and assist in solidifying the Company’s market leadership,” added Alexey Kornya.

Biographies

Kirill Dmitriev

From 2016 to 2019, Kirill served as Vice President for Sales and Customer Service. Prior to his appointment to the position of Vice President, Kirill worked as Director of Moscow macroregion of MTS PJSC from 2014; from 2011 he headed MTS North-West macroregion. In 2009-2011, Kirill headed the Western Territorial Department of MTS Ukraine PrJSC.

Kirill started his career in sales at British American Tobacco in 2000. From 2002 to 2007, he held several sales management positions at BBH Group in Moscow and Ukraine.

Kirill graduated from Saint Petersburg State University of Economics and Finance in 2000.

Inessa Galaktionova

Prior to joining MTS, Inessa served as Deputy Chief Executive Officer at the Federal State Unitary Enterprise “Russian Post”. In 2009-2013, she held the position of Chief Commercial Officer of Tele2 Russia. From 1996 to 2008, Inessa worked at Philips Russia and Central Asia, where she held various positions from marketing communications manager to CMO.

Inessa graduated from Vilnius State University in 1997.

***

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: February 7, 2019